Supplementary Information of

GILDAN ACTIVEWEAR INC.

Three years ended October 1, 2006

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 03A

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Gildan Activewear Inc.

On December 6, 2006, we reported on the consolidated balance sheets of Gildan Activewear Inc. (the "Company") as at October 1, 2006 and October 2, 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 1, 2006, October 2, 2005 and October 3, 2004 which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and, with respect to the year ended October 1, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States) of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP

Chartered Accountants

Montréal, Canada
December 6, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars, except share and per share amounts)

The consolidated financial statements of the Company are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which conform, in all material respects, with those generally accepted in the United States except as described below:

(a)     Consolidated statements of earnings:

	2006	2005	2004

Net earnings in accordance with Canadian GAAP	$106,829	$86,043	$60,251
Swap expense (i)	(94)	(175)	(586)
Start-up costs (ii)	(537)	(293)	(347)
Stock-based compensation (iii)	–	–	106
Tax effect of above adjustments	29	54	32

Net earnings in accordance with United States GAAP	106,227	85,629	59,456

Other comprehensive income:
Mark-to-market adjustments on foreign exchange contracts, net of tax (2005 - $261; 2004 - $655) (d)	–	580	1,457

Comprehensive income	$106,227	$86,209	$60,913

	2006	2005	2004

Earnings per share under United States GAAP:
Basic	$1.77	$1.44	$1.00
Diluted	1.75	1.43	1.00

Weighted average number of common shares outstanding:
Basic	60,051,683	59,690,966	59,181,610
Diluted	60,625,884	60,134,876	59,671,178

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars, except share and per share amounts)

(a)     Consolidated statements of earnings (continued):

(i)     Swap revenue:

Under United States GAAP, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recognized as assets or liabilities and be measured at fair value. Under Canadian GAAP, there is no requirement to record derivative instruments used for hedging purposes at fair values. Consequently, on an ongoing basis, differences arise between amounts recognized for Canadian GAAP and United States GAAP. Upon cancellation of the derivative instruments, the gain or loss recognized under Canadian GAAP is different than the amount under United States GAAP.

Under Canadian GAAP, the Company was using hedge accounting for certain derivative instruments. The gain realized on cancellation of a cross-currency interest rate swap arrangement was deferred, and is being amortized over the term of the related debt. Under United States GAAP, the Company had not designated the derivative instrument in a hedging relationship and, consequently, upon cancellation of the instrument, the Company recognized the gain immediately into earnings.

(ii)     Start-up costs:

Costs incurred during the start-up period for new manufacturing and distribution facilities are deferred and amortized on a straight-line basis over two years. United States GAAP requires such costs to be expensed as incurred. The adjustment to net earnings in accordance with United States GAAP includes the write-off of current year's start-up costs, and the reversal of the current year amortization of start-up costs deferred under Canadian GAAP.

(iii)     Stock-based compensation:

On October 3, 2005, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (R), "Share-Based Payment", which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars, except share and per share amounts)

(a)     Consolidated statements of earnings (continued):

(iii)    Stock-based compensation (continued):

The Company adopted SFAS No. 123 (R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after October 3, 2005, and to all awards for which the requisite service has not been rendered as at such date. Since October 6, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until October 2, 2005. As such, the application of SFAS No. 123 (R) on October 3, 2005 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123 (R).

For fiscal 2006, the application of SFAS No. 123 (R) had no significant impact on the financial position of the Company or on the results of its operations.

Prior to October 3, 2005, the Company followed the fair value-based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after October 6, 2003, and measured cash settled awards at their intrinsic value at period-end.

Under Canadian GAAP, for options granted in prior years, the Company used the settlement date method of accounting for options, and compensation expense was not recognized.

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars, except share and per share amounts)

(b)     Consolidated statements of cash flows:

	2006	2005	2004

Changes due to United States GAAP:
Operating activities on a Canadian basis	$94,721	$93,250	$58,920
Start-up costs	(537)	(293)	(347)
Operating activities cash flow, United States GAAP	94,184	92,957	58,573

Investing activities on a Canadian basis	(96,053)	(83,848)	(53,820)
Start-up costs	537	293	347
Investing activities cash flow, United States GAAP	(95,516)	(83,555)	(53,473)

Financing activities on a Canadian basis and under United States GAAP	(39,383)	(458)	(14,350)

Effect of exchange rate changes on cash and cash equivalents	(80)	187	581

Net (decrease) increase in cash and cash equivalents, during the year	(40,795)	9,131	(8,669)

Cash and cash equivalents, United States GAAP, beginning of year	69,802	60,671	69,340

Cash and cash equivalents, United States GAAP, end of year	$29,007	$69,802	$60,671

(c)     Consolidated balance sheets:

A reconciliation of shareholders' equity under Canadian GAAP to United States GAAP is as follows:

	2006	2005

Shareholders' equity under Canadian GAAP	$530,565	$420,560

United States GAAP adjustments:
Start-up costs	(1,590)	(1,053)
Foreign exchange contracts	–	2,953
Cross-currency swap	29	123
Tax effect on above adjustments	(9)	(954)
	(1,570)	1,069

Shareholders' equity under United States GAAP	$528,995	$421,629

GILDAN ACTIVEWEAR INC.
Reconciliation to United States GAAP

Years ended October 1, 2006, October 2, 2005 and October 3, 2004
(In thousands of US dollars, except share and per share amounts)

(d)     Comprehensive income:

Under United States GAAP, SFAS No. 130, "Reporting Comprehensive Income" establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net earnings and all other changes in shareholders' equity that do not result from transactions with shareholders. Such changes include cumulative foreign currency translation adjustments and the changes in the market value of the forward foreign exchange contracts considered as hedges against cash flow items. The Statement does not affect the Company's financial position or results of operations.

Accumulated other comprehensive income, which resulted from (a) the change in functional currency in fiscal 2004 and (b) the market value of the forward foreign exchange contracts considered as hedges against cash flow items in fiscal 2004 and fiscal 2005, the effect of which reversed in fiscal 2006, is as follows:

	2006	2005	2004

Opening balance	$28,285	$27,705	$26,248
Change during the year	(2,037)	580	1,457

	$26,248	$28,285	$27,705

Under Canadian GAAP, the cumulative translation adjustment account is disclosed as a separate component of shareholders' equity.

(e)     Supplementary information:

Under United States GAAP and Securities and Exchange Commission rules, separate disclosure is required for the following statement of earnings and balance sheet items. There is no similar requirement under Canadian GAAP.

	2006	2005	2004

Statements of earnings:
Rental expenses	$5,535	$3,517	$2,826
Advertising expenses	6,627	5,760	5,148

Balance sheets:
Accounts payable	58,089	43,234	40,040
Accrued liabilities	59,866	43,486	34,458
Allowance for doubtful accounts, price discounts and rebates	57,487	42,258	23,460